UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Group Reports Revenues Increase 105.6% to CAN$8.8 Million in Fiscal 2006 Third Quarter Over Prior Year’s Period

Revenues for 2006 Nine-Month Period Increase 47.3% as Company Executes Key Acquisitions and Other Strategic Business Initiatives

TORONTO--(MARKET WIRE)—July 17, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE - News), a rapidly emerging, vertically integrated film and television company, today announced results for its fiscal third quarter, the three and nine-month period ended May 31, 2006.

The Company’s revenue for the three and nine-month periods grew significantly. They totalled CAN$8.8 million for the quarter, compared with CAN$4.3 million for the fiscal third quarter of the prior year. For the nine months ending May 31, 2006, the Company’s revenue totalled CAN$ 13.4 million, as compared with CAN$9.1 million for the same period in 2005, a 47.3% increase.

The increase in revenues is primarily the result of sales generated by the Company’s recently acquired home entertainment business, kaBOOM! Entertainment, Inc., and increased sales of the Company’s television business segment compared to the same period during the prior year.

Peace Arch reported a loss of CAN$0.4 million, or CAN$0.02 per diluted share for the three months ended May 31, 2006, compared to earnings of CAN$2.7 million, or CAN$0.14 per diluted share for the comparable fiscal '05 period.  Peace Arch reported a net loss of $1.9 million, or $0.10 per diluted share, for the nine months ended May 31, 2006, compared with net earnings of $1.6 million, or $0.09 per diluted share for the prior year’s nine month period.  Earnings for the comparable periods in 2005 included a one-time gain of CAN$2.1 million on the settlement of a debt obligation to Fremantle Media.

"During the third quarter Peace Arch began to see the positive results of our strategic vision and business plan for 2006, with more than a 100% increase in revenues as compared to the same quarter last year and better than a 40% increase in revenues year to date,” said Peace Arch CEO Gary Howsam.  “This success is largely attributable to two areas of growth in the Company’s business.  First, the company recently acquired the DVD distribution operation kaBOOM! Entertainment, Inc. whose profits are being reflected in the Company’s financial reporting for the first time.  Second, the company has experienced a substantial increase in the number of film and television programs it has acquired or produced as compared to last year, and we are now beginning to deliver those programs to our distributors and recognize their revenues.  With the continued expansion of these business operations and our anticipated acquisition of a profitable film and television library in the near future, we are excited by our prospects for continued revenue and earnings growth and steady increases in shareholder value.”

The Company will host an investor conference call at 12 p.m. ET on Wednesday, July 19, 2006, during which senior Peace Arch officers will discuss the financial results and strategic achievements, and take questions.  Investors from the United States can participate in the call by dialing 800-230-1096.  International callers can participate by dialing 612-288-0318.

Fiscal Q3 highlights:

•

The Company acquired two new films for its Peace Arch Films division and four new films for its Archetype Films division, marking a dozen new feature titles that the Company has produced or acquired since the beginning of its fiscal year.

•

The Company delivered four feature films and one movie for television in the quarter, as compared to two feature films and no movies for television for the same quarter last year.  A portion of the revenues earned from existing sales of those films is reflected in this quarter and a further portion will be reflected in subsequent quarters.

•

Production began on “The Tudors”, a ten-hour dramatic series based on the life of King Henry VIII, starring Golden Globe winner Jonathan Rhys-Myers as young King Henry.  Peace Arch and Eire’s TM Productions are co-producing the series, which is being distributed in the United States by cable television leader Showtime Networks, a wholly-owned subsidiary of CBS Corporation (CBS).

•

Peace Arch Television produced “The Stranger Game” starring Mimi Rogers, which premiered on cable television’s Lifetime Network in the United States, and also received an order to produce and distribute 13 episodes of “Makeover Wish”, a new series for HGTV Canada.

•

The Company’s home entertainment division, kaBOOM! Entertainment Inc., reported the best revenues and earnings ever in its history for the year ended April 30, 2006.

•

Peace Arch entered into an agreement with Castle Hill Productions, Inc., Dream LLC and certain of their affiliated companies (“Dream/CHP”) under which Peace Arch has agreed to acquire over 500 classic and contemporary motion pictures from the film library of Dream/CHP.

Recent news:

•

The Company completed an arm's length private placement of 7.5 million of its Common Shares to a group of institutional and private investors at a purchase price of CAD$1.21 per share, yielding gross proceeds of CAD$ 9,075,000.  The investment group was headed by respected industry leader Todd Wagner, whose entertainment holdings include movie production companies 2929 Productions and HDNet Films, theatrical and home video distributor Magnolia Pictures, the Landmark Theatres art-house chain, high-definition cable channels HDNet and HDNet Movies and minority stakes in Lions Gate Entertainment and The Weinstein Company.

•

The Company acquired worldwide distribution rights to “Watching the Detectives,” a romantic comedy starring Cillian Murphy and Lucy Liu currently filming in New York City.

•

Peace Arch signed a multi-picture production and distribution deal with RHI Entertainment, one of the premiere producers and distributors of top quality television programming in the world.

•

CTV Travel Channel commissioned Peace Arch’s TV division to produce five episodes of a new franchise, “UberGuide Television.”

•

The Company’s kaBOOM! Entertainment division entered into an agreement with Radical Sheep Productions, Inc., to distribute 100 episodes of the award-winning, preschool property THE BIG COMFY COUCH throughout Canada.  The deal includes the new season of 22 episodes premiering this year on Treehouse in Canada and public TV stations in the U.S.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com. For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Roy Bodner Vice President, Public Relations and Corporate Communications Peace Arch Entertainment Group Inc. 310.450.1711 rbodner@peacearch.com	Trilogy Capital Partners Paul Karon, Toll-free: 800-592-6067 paul@trilogy-capital.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2006 $	August 31 2005 $
	(unaudited)	(audited)
Assets
Cash and cash equivalents	248	1,428
Accounts and other receivables (note 3)	15,348	13,022
Inventory	2,131	-
Investment in film and television programming (note 4)	26,321	15,559
Prepaid expenses and deposits	302	163
Property and equipment	573	399
Intangible assets (note 10)	1,665	-
Deferred financing costs (note 11)	302	-
Goodwill (note 9)	5,286	-
Restricted term deposits	20,632	20,597
	72,808	51,168

Liabilities
Accounts payable and accrued liabilities (note 7)	9,439	4,519
Acquisition payable (note 9)	4,202	-
Term loan (note 5)	3,447	-
Production loans (note 6)	21,985	16,038
Deferred revenue	2,302	523
Obligation to issue shares (note 12(b))	-	142
Revenue guarantee obligation	20,632	20,597
	62,007	41,819

Shareholders’ Equity
Capital stock (note 15)	13,106	9,889
Contributed surplus	3,096	2,342
Warrants (note 16)	269	693
Other paid-in capital	680	680
Deficit	(6,350)	(4,255)

	10,801	9,349
	72,808	51,168

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $
	(unaudited)	(unaudited)	(unaudited)	(Restated) (unaudited)

Revenue	8,824	4,291	13,394	9,095

Expenses
Amortization of investment in film and television programming and other production costs	6,438	3,252	9,624	7,282
Selling, general and administrative	1,774	907	4,222	2,460
Stock based compensation and warrant costs	494	28	737	248
	8,706	4,187	14,583	9,990

Earnings (loss) from operations before the undernoted	118	104	(1,189)	(895)

Interest income	333	113	829	361
Interest expense	(828)	(123)	(1,916)	(567)
Other amortization	(132)	(22)	(222)	(49)
Foreign exchange gain	83	522	589	495
Gain on sale of asset (note 8)	-	33	43	65
Gain (loss) on settlement of obligations (note 14)	(15)	2,139	(15)	2,139
Recovery of selling, general and administration expenses	-	(4)	-	145
Non-controlling interest (note 2)	-	(33)	-	(47)

Earnings (loss) for the period	(441)	2,729	(1,881)	1,647

Earnings (loss) per common share (note 17)

Basic	(0.02)	0.14	(0.10)	0.09

Diluted	(0.02)	0.14	(0.10)	0.09

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $ (Restated)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit - Beginning of period	(5,830)	(36,471)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline -15 (note 2)	-	-	-	53

Preferred stock dividend	(79)	-	(214)	-

Earnings (loss) for the period	(441)	2,729	(1,881)	1,647

Deficit - End of period	(6,350)	(33,742)	(6,350)	(33,742)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2006 $	2005 $	2006 $	2005 $ (Restated)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities
Earnings (loss) for the period	(441)	2,729	(1,881)	1,647
Items not affecting cash
Amortization of film and television programming	1,299	1,982	2,475	5,738
Other amortization	132	22	222	49
Amortization of deferred financing costs	302	-	414	-
Gain on sale of asset	-	(33)	(43)	(65)
Gain (loss) on settlement of obligations	15	(2,139)	15	(2,139)
Stock based compensation and warrant costs	494	28	737	248
Non-controlling interest	-	33	-	208
Investment in film and television programming	(2,289)	(1,068)	(12,744)	(6,201)
Changes in non-cash operating working capital, net of acquisitions (note 18)	(244)	(4,111)	2,327	(5,611)

	(732)	(2,557)	(8,478)	(6,126)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired (note 9)	-	-	(3,176)	-
Property and equipment purchases	(9)	(4)	(136)	(28)

	(9)	(4)	(3,312)	(28)

Cash flows from financing activities
Issuance of term loan	-	-	3,500	-
Repayment of term loan	(53)	-	(53)	-
Issuance of Series II Preferred shares	689	-	1,516	-
Issuance of common shares	117	-	117	-
Deferred financing costs	-	-	(416)	-
Issuance of production loans	2,667	3,332	15,743	13,238
Repayment of production loans	(3,130)	(2,212)	(9,797)	(8,032)

	290	1,120	10,610	5,206

Decrease in cash and cash equivalents	(451)	(1,441)	(1,180)	(948)

Cash and cash equivalents - Beginning of period	699	1,977	1,428	1,484

Cash and cash equivalents - End of period	248	536	248	536

Supplemental cash flow information
Interest paid	338	281	1,176	594

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 17, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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